July 2, 2009

Lyn Shenk
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Stop 3561
Washington, D.C. 20549

Re:	Cal-Maine Foods, Inc File No. 000-04892 Form 10-K: For the fiscal year ended May 31, 2008 Form 10-Q: For the quarterly period ended February 28, 2009

Dear Lyn Shenk;

This letter serves as the response of Cal-Maine Foods, Inc. (the “Company”) to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter dated May 22, 2009. The Staff comments have been reproduced in italics in this letter and the response of the Company to each comment is set forth immediately following the comment.

Form 10-K: For the fiscal year ended May 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 21

1.
We have reviewed your response to our prior comment number 3, but we do not believe that our comment has been fully addressed by your proposed disclosure.   Your proposed disclosure appears very useful in explaining the nature of your business and the key factors that generally affect your company and your industry.  In this regard, we believe that this proposed disclosure would be more appropriately included in the “Business” section of your filing.  However, the intent of our prior comment was to request an overview-type discussion and analysis of actual major trends in your company’s results of operations over the last three years.  Following on the example in our prior comment, your overview should address why your company’s results of operations changed from a $1 million loss in fiscal year 2006 to a $152 million profit in fiscal year 2008, whether such trend is expected to continue or not, and why.  Please revise your MD&A disclosure accordingly.  Provide us with your proposed disclosure as part of your response.

Response:  In future filings on Form 10-K, we will add a more robust overview-type discussion and analysis of any actual major trends in the Company’s results of operations for all periods presented and discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations.   The following proposed form of disclosure will be included in future filings on Form 10-K:

Our operating results are directly tied to shell egg prices, which are highly volatile and subject to wide fluctuations, and are outside of our control.  Primarily, our shell eggs are sold at prices related to the Urner Barry Spot Egg Market Quotations for the southeastern region of the country.  The following table shows our net income (loss), net average shell egg selling price, and the average Urner Barry wholesale quotation for large grade A eggs in the Southeastern Region, for each of our three most recent fiscal years.

Fiscal Year ended	May 31, 2008	June 2, 2007	June 3, 2006

Net Income (Loss) - (in thousands)	$151,861	$36,656	$	(1,013)
Net average shell egg selling price	$1.26	$0.83		$0.67
Urner Barry Spot Egg Market Quotations[1]	$1.38	$0.93		$0.75

1-	Average daily price for the fiscal year

The shell egg industry has traditionally been subject to periods of high profitability followed by periods of significant loss. The periods of high profitability reflect increased consumer demand relative to supply while the periods of significant loss reflect excess supply for the then prevailing consumer demand.   Historically, demand for shell eggs increases in line with overall population growth. As reflected above, our operating results correspond with changes in the spot egg market quote.   The net average shell egg selling price is the blended price for all sizes and grades of shell eggs, including non-graded shell egg sales, breaking stock and undergrades.  In fiscal 2003 and 2004, shell egg demand increased at higher than normal trend rates due to the increased popularity of high protein diets.  This demand imbalance caused shell egg prices to increase.  In late fiscal 2004, the popularity of these high protein diets began to diminish, but our egg production had been increased to meet the earlier higher demand levels.  Lower egg prices followed, and we experienced net losses in fiscal 2005 and 2006.  Beginning in the latter part of fiscal 2006, our egg supplies started to become more aligned with demand. Since that time, the supply-demand balance has tightened.  Tighter supplies resulted in increased prices in fiscal 2007, and prices reached record levels in fiscal 2008.  These increased prices resulted in significantly improved profitability.  Future levels of profitability will be highly dependent on the relationship between demand levels and the supply of eggs available.

Results of Operations, page 22

2.
We have reviewed your response to our prior comment number 4, as well as your concern that such disclosure would put your company at a competitive disadvantage.  However, given the significant difference in the average selling prices of your company’s specialty shell eggs as compared to non-specialty shell eggs, the significant difference in the price volatility of non-specialty shell eggs as compared to specialty shell eggs, the recent increases in the quantity of specialty shell eggs sold (i.e., in absolute and as a percentage of the aggregate shell eggs sold by your company), and the recent increases in the amount of revenue generated from the sale of specialty shell eggs, we believe that it is necessary to separately discuss the revenue generated from specialty shell eggs and non-specialty shell eggs in order to adequately explain the changes in your company’s net sales between comparative reporting periods.  In this regard, we believe that separate analysis of specialty shell eggs and non-specialty shell egg sales would enhance investors’ ability to (i) see and evaluate your business through the eyes of management, (ii) assess the extent to which specialty shell egg sales are impacted by factors or trends affecting the broader non-specialty shell egg industry, (iii) analyze the variability of your company’s revenue in the past and better predict the potential for variability in the future, (iv) evaluate your success in growing your specialty shell egg operations, as well as the impact of such growth on your company’s margins, and (v) evaluate the extent to which recent acquisitions have increased your company’s participation/market share in the specialty shell egg market versus the non-specialty shell egg market.  For example, expanding your disclosure would enhance your investors’ ability to assess and analyze the following information related to the change in your company’s net sales between fiscal year 2007 and fiscal year 2008:

•
the extent to which the average selling price of your company’s shell eggs was influenced by increases in the average selling price of non-specialty shell eggs, versus the increase in the average selling price of non-specialty shell eggs, versus the increase in the quantity of specialty shell eggs as a percentage of total eggs sales (i.e. product mix);

•	the extent that the decrease in the quantity of non-specialty shell egg sales was offset by an increase in specialty shell egg sales;

•	the reason(s) why the quantity of specialty shell eggs sold increased significantly, despite the decline in the quantity of non-specialty eggs sold; and

•	the extent to which factors such as volatility/variability of non-specialty shell egg prices and changes in product mix have directly impacted the net sales recognized for the comparable periods.

Based upon the observations noted above, we continue to believe that you should expand your MD&A disclosure to provide a separate analysis of the revenue generated by specialty eggs and non-specialty eggs, as well as the underlying trends or factors (e.g., changes in quantities sold or price) impacting the amount of revenue generated by each.  Furthermore, your MD&A disclosure should be expanded to discuss the impact of changes in the sales mix between non-specialty shell eggs and specialty shell eggs on cost of sales and/or gross margin percentage, if material.  Please revise your MD&A disclosure accordingly, or advise.   In addition, provide us with your proposed disclosure as part of your response.

Response:  In future filings on Form 10-K we will provide the information as per your commentary.   We believe the following disclosure will meet investor expectations.  Similar disclosure, consistent with materiality considerations, will appear in future filings on Form 10-K.  The following disclosure includes tabular presentation for each fiscal year.   We believe that this presentation will enhance the ability of an investor to (i) see and evaluate our business through the eyes of management, (ii) assess the extent to which specialty shell egg sales are impacted by factors or trends affecting the broader non-specialty shell egg industry, (iii) analyze the variability of the Company’s revenue in the past and better predict the potential for variability in the future, (iv) evaluate the Company’s success in growing the specialty shell egg operations, as well as the impact of such growth on the Company’s margins, and (v) evaluate the extent to which recent acquisitions have increased the Company’s participation/market share in the specialty shell egg market versus the non-specialty shell egg market.

We have determined that the impact of the changes in the sales mix between non-specialty and specialty shell eggs on the cost of sales and gross margins were not material.  Thus, we believe that separate disclosure would not provide meaningful information necessary for a current or potential investor.  However, we will continue to evaluate the impact of the changes in the sales mix between non-specialty and specialty shell eggs on cost of sales and gross margins. Our evaluation will allow us to assess the materiality of separate disclosure of this information in our MD&A.  We believe the current discussion in the MD&A on cost of sales and gross margins, provides the transparency necessary for current and potential investors.  This transparency will be enhanced as we make modifications as suggested in your previous comment letter. Our proposed disclosure below would appear in future filings on Form 10-K.   The proposed disclosure includes tabular presentation of the non-specialty and specialty egg sales.  We feel that this table along with the accompanying discussion meets the Company’s and the investor’s disclosure needs. Since we are the only publicly traded U.S. shell egg company, we feel that the following disclosure is appropriate and will not be competitively disadvantageous to us.

RESULTS OF OPERATIONS

Fiscal Year Ended May 31, 2008 Compared to Fiscal Year Ended June 2, 2007

	Specialty and Non-Specialty Shell Egg Sales
	Fiscal Years Ended
	May 31, 2008	June 2, 2007
	(Amounts in thousands)
Total Net Sales	$915,939	$598,128

Non-Specialty Shell Egg Sales	736,968	485,058
Specialty Shell Egg Sales	121,229	86,619
Net Shell Egg Sales	$858,197	$571,677

Net Shell Egg Sales as a
percent of Total Net Sales	94%	96%

Non- Specialty Shell Egg Dozens Sold	597,496	626,052
Specialty Shell Egg Dozens Sold	80,997	59,486
Total Dozens Sold	678,493	685,538

Our non-specialty shell eggs include all shell egg sales not specifically identified as specialty shell egg sales.   The non-specialty shell egg market is characterized by an inelasticity of demand, and small increases in production or decreases in demand can have a large adverse effect on prices and vice-versa.  According to statistics from the USDA, the number of table-egg laying hens was down from the previous year. An improved supply-demand balance led to higher average shell egg selling prices throughout the fiscal year ended May 31, 2008, as compared to the previous year.  In fiscal 2008, non-specialty shell eggs represented approximately 86% of our shell egg dollar sales, as compared to 85% for fiscal 2007.   Sales of non-specialty shell eggs accounted for approximately 88.0% of our total shell egg dozen volumes in fiscal 2008, as compared to 91.3% in fiscal 2007.

Specialty shell eggs include nutritionally enhanced, cage free and organic eggs.  They are a rapidly growing part of the shell egg market. In fiscal 2008, specialty shell eggs represented approximately 14% of our shell egg dollar sales, as compared to 15% for fiscal 2007. Retail prices for specialty eggs are less cyclical than non-specialty shell egg prices and are generally higher due to consumer willingness to pay for the increased benefits from those products. Sales of specialty shell eggs accounted for approximately 12.0% of our total shell egg dozen volumes in fiscal 2008, as compared to 8.7% in fiscal 2007.

Fiscal Year Ended June 2, 2007 Compared to Fiscal Year Ended June 3, 2006

	Specialty and Non-Specialty Shell Egg Sales
	Fiscal Years Ended
	June 2, 2007	June 3, 2006
	(Amounts in thousands)
Total Net Sales	$598,128	$477,555

Non-Specialty Shell Egg Sales	485,058	386,441
Specialty Shell Egg Sales	86,619	63,201
Net Shell Egg Sales	$571,677	$449,642

Net Shell Egg Sales as a
percent of Total Net Sales	96%	94%

Non- Specialty Shell Egg Dozens Sold	626,052	626,920
Specialty Shell Egg Dozens Sold	59,486	44,285
Total Dozens Sold	685,538	671,205

Our non-specialty shell eggs include all shell egg sales not specifically identified as specialty shell egg sales.   The non-specialty shell egg market, as stated above, is characterized by an inelasticity of demand, and small increases in production or decreases in demand can have a large adverse effect on prices and vice-versa.  During fiscal 2004, consumer demand increased, partially due to the popularity of high protein diets. Egg producers increased egg supply to meet consumer demand. During our second fiscal 2005 quarter, consumer demand decreased to normal levels. At the same time, egg supply continued at the higher levels and resulted in a drop in egg selling prices for the remainder of fiscal 2005. During fiscal 2006, consumer demand improved slightly, but egg supply continued at higher levels. During fiscal 2007, consumer demand remained steady, but egg supply was lower, which resulted in stronger egg prices. In fiscal 2007, non-specialty shell eggs represented approximately 85% of our shell egg dollar sales, as compared to 86% for fiscal 2006.   Sales of non-specialty shell eggs accounted for approximately 91.3% of our total shell egg dozen volumes in fiscal 2007, as compared to 93.4% in fiscal 2006.

Specialty shell eggs include nutritionally enhanced, cage free and organic eggs.  They are a rapidly growing part of the shell egg market. In fiscal 2007, specialty shell eggs represented approximately 15% of our shell egg dollar sales, as compared to 14% for fiscal 2006. Retail prices for specialty eggs are less cyclical than non-specialty shell egg prices and are generally higher due to consumer willingness to pay for the increased benefits from those products. Sales of specialty shell eggs accounted for approximately 8.7% of our total shell egg dozen volumes in fiscal 2007, as compared to 6.6% in fiscal 2006.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2. Acquisitions, page 45

3.
We have reviewed your response to our prior comment number 9.  However it remains unclear to us why it is appropriate to account for Hillandale, LLC as if your company purchased and owned 100 percent of the entity prior to acquiring 100 percent of the entity’s outstanding membership units.  In this regard, we acknowledge that the initial acquisition of 51 percent of the outstanding membership units of Hillandale, LLC provided your company with control, which would result in consolidation of the entity.  We also acknowledge that the underlying purchase agreement established unconditional commitments for your company to acquire the remaining membership units of Hillandale, LLC and for the other Hillandale, LLC members (i.e., the “Hillandale Companies”) to sell those remaining membership units to your company.  However, it is not clear how the terms of the transaction result in your company acquiring – that is, legally or in substance – 100 percent of the membership units of Hillandale, LLC does not appear to meet the definition of a wholly-owned subsidiary due to the voting rights retained by the Hillandale Companies until their remaining membership units are subsequently purchased.  Refer to Rule 1-02(aa) of Regulation S-X.  Furthermore, we note that both your purchase agreement and the Hillandale, LLC operating agreement provide for significant rights to remain with the Hillandale Companies until their remaining membership units are subsequently purchased.  For example, we note the following:

•
Section 2.2 of the purchase agreement provides for two of the five members of Hillandale, LLC’s Board of Directors to be selected by and represent the “Hillandale Companies” until such time that your company has acquired all of Hillandale, LLC’s outstanding units of membership and the entity becomes a wholly-owned subsidiary of your company.

•
Section 6.2.3 of the purchase agreement and Article 10.01 of the Hillandale, LLC operating agreement provide for net profits and net losses of Hillandale, LLC to be allocated pro rata based upon the number of common units owned by each member.

•	Article 7.10 of the Hillandale, LLC operating agreement provides for one vote for each unit of membership interest, based upon the holder of record for each respective unit.

•
Article 10.03 of the Hillandale, LLC operating agreement provides for all distributions of cash or other property to be made to the entity’s members in proportion to their respective ownership of common units on the record date of such distribution.

•	Article 9.03 and 13.03 of the Hillandale, LLC operating agreement provides for the distribution of assets upon liquidation or dissolution based upon the proportionate ownership of membership units.

Based upon the observations noted above, it appears that the transfer of the rights, risks, and rewards attributable to the membership units retained by Hillandale Companies has only occurred and will only occur in the future upon consummation of the subsequent purchase installments.  As such, it does not appear that your company owns such membership units, legally or in substance, until the subsequent dates of purchase.  In this regard, it also does not appear appropriate to apply the guidance outlined in EITF 00-4 to your transaction, as such guidance assumes that the risks and rewards of owning the non-controlling interest are held by the parent (i.e., your company) during the period(s) prior to the subsequent acquisition dates, such that the same economic result could have been accomplished in a single transaction. Refer to paragraph 6 of EITF 00-4.  In addition, while an unconditional commitment to purchase the remainder of Hillandale, LLC was established upon entering the purchase agreement, it does not appear that this commitment reflects a liability of your company until your company has received the rights, risks, and rewards attributable to the additional investments in Hillandale, LLC.  In this regard, it is unclear to us how an unconditional obligation to purchase 49 percent of an entity is different than an unconditional obligation to purchase 100 percent of an entity; the latter of which would not be consolidated at the date of the contractual obligation, but rather when the risks and rewards of ownership have transferred.

Finally, based upon your response, as well as the terms of your contracts, it does not appear that the intent of the transaction was to fully transfer the risks and rewards of ownership and to finance a portion of the purchase consideration as of the closing date.  In this regard, we note that there were no notes or deeds securing payment, no shares escrowed to your benefit pending payment, and only 51 percent of the units of membership were tendered at closing.  Furthermore, we note that paragraph 48 of SFAS 141 states that the date of acquisition ordinarily is the date “assets are received and other assets are given, liabilities are assumed or incurred, or equity interests are issued.”  In your case, this occurs in steps at each subsequent purchase date.

Based on the above, we cannot concur with your accounting.  Please revise, as appropriate.

Response: We agree that the accounting literature cited in your comment letter is the appropriate guidance that governs the accounting for our acquisition of Hillandale, LLC (“Hillandale”). We also agree that the transfer of rights, risks, and rewards of ownership (“Ownership Rights”) is the key factor in determining the most appropriate accounting for the transaction.   In your comment letter, you cite specific instances in the acquisition agreement and in the Hillandale operating agreement which indicate that certain Ownership Rights were not transferred to the Company until such time as the membership units were purchased.  While we acknowledge that certain Ownership Rights were retained by the minority unit holders of Hillandale, we believe the intent of the agreement, as well as the operation of Hillandale subsequent to the acquisition date, resulted in effectively transferring all substantive Ownership Rights of Hillandale to the Company as of July 28, 2005 (the “Acquisition Date”).  We considered this intent and actual operation of Hillandale subsequent to the acquisition in our decision to account for the transaction as a 100% purchase as of the Acquisition Date.

It may be useful to consider that our accounting treatment for the acquisition resulted in the Company recording a purchase commitment liability of $25,947 thousand as of the Acquisition Date compared to recording minority interest of $11,492 thousand had we accounted for the purchase under the step acquisition method.  At the time of the Hillandale acquisition, we were in a cyclical downturn with no clear indications of when the industry would return to profitability.  In addition, Hillandale was operating at a proportionately higher operating loss than the Company due to inefficiencies in Hillandale’s operations.  Although the accounting treatment we chose resulted in the least attractive balance sheet presentation and resulted in our recording 100% of the losses of Hillandale in our financial statements, we chose this method of accounting based upon our strong belief that it represented the substance of our arrangement with the sellers of Hillandale and because it was the most conservative treatment at the time of the acquisition.

While we believe our accounting for the acquisition most appropriately reflects the substance of the acquisition agreement, we acknowledge that the legal structure of the transaction has resulted in valid questions about when the transfer of certain Ownership Rights occurred. We have addressed in detail below under the Transfer of Ownership Rights section why we believe the substantive Ownership Rights were transferred to the Company on the Acquisition Date.   We have also included below under the Materiality Analysis section an analysis of the impact on the Company’s historical balance sheets and statements of income of treating the Hillandale acquisition as a 100% purchase on the Acquisition Date rather than as a step acquisition.

In August 2009, the Company will make its payment for the final 12% of the membership units of Hillandale in accordance with the terms of the acquisition agreement. At that time we will have legal ownership of 100% of the membership units. We have fully disclosed the methods we used to account for the acquisition in our annual filings on Form 10-K and quarterly filings on Form 10-Q since the acquisition in fiscal 2006. Considering the transparency of our disclosure of the transaction, the intent of our agreement to transfer substantially all Ownership Rights on the Acquisition Date and the analysis of the impact of the step acquisition method of accounting on the historical financial statements, which is attached as Exhibit I, we respectfully suggest that it would not be very meaningful to the users of the financial statements to restate our prior financial statements or to reflect any adjustments to the Hillandale accounting in the 2009 Form 10-K to be filed.

We respectively request that you consider the information provided below in addition to the information provided in our previous letter in assessing the appropriateness of our accounting for the Hillandale acquisition.

Transfer of Ownership Rights

Background of the Deal Structure

The Company operates primarily in the fresh shell egg business. The shell egg industry is fragmented with many small producers that developed from family farms over the last 40 to 50 years.  The Company started in the 1950s as Adams Foods.  Our chairman is Fred Adams who started the Company.  He is still active in our business and was the primary negotiator for the Company in the Hillandale acquisition.  We are the largest producer and marketer of shell eggs in the United States and the only publicly traded company in our industry. A key part of our strategy is to grow through acquisitions.  We are known in the industry as an acquirer and have completed 16 acquisitions since 1989.

Jack Hazen, who is in his late 70s, was one of the principal owners of the former Hillandale companies and has been involved in the industry for over 40 years.  He approached Mr. Adams about selling their business, which consisted of facilities located in Florida and Alabama, to the Company.  In fiscal 2006, when we made the Hillandale acquisition, the egg industry was in the middle of a cyclical downturn. The Company and Hillandale each experienced significant net losses in their most recent fiscal year ending prior to the acquisition.  The egg industry is cyclical with periods of tight supply and demand balance where we enjoy higher prices and stronger margins, usually followed by periods with excess supply and accompanying lower prices and reduced margins. Due to the depressed state of the industry, at the time of the acquisition, the Company was willing to pay, and Mr. Hazen was willing to accept, a purchase price equal only to our estimate of the fair value of the tangible assets. In contrast our two acquisitions of Florida companies in fiscal 2009 were at a premium over the fair value of the tangible assets. Jack Hazen proposed the structure of the cash settlement to the Company as a way to help the Company finance the acquisition while we were in this downturn. The operation of this deferred payment mechanism would also allow the sellers to get a higher price for their business if there was an upturn in the industry.  Accordingly, we acquired 51% of the membership units at closing with a commitment to purchase the remaining membership units on a regular schedule over four years.  This structure required less up-front cash and the sellers would be able to receive a purchase price adjustment should the commodity environment improve.  The adjustment was intended to reflect a possible increase in the value of the acquired Hillandale assets, should conditions improve.  It was not intended as an adjustment to reflect a share in the “risk and rewards” associated with ownership.

Your comment letter cited Section 6.2.3 of the purchase agreement and Article 10.01 and 10.03 of the Hillandale operating agreement as evidence that significant Ownership Rights were retained by the sellers. While this cash settlement mechanism was in the form of a proportionate share of future earnings as outlined in Section 6.2.3 of the purchase agreement and Article 10.01 of the Hillandale operating agreement, the intent, as outlined above, was to allow the sellers to be paid more for their business if markets improved, not to condition the transfer of the entire ownership interest.  Article 10.03 provides for all distributions to be made to members in proportion to their respective ownership of membership units. Such distributions to the minority interest holders reduced the amount of the purchase obligation and accordingly had no impact on the total purchase price paid for Hillandale.

Management and Operation of Hillandale

The management and operation of Hillandale subsequent to the acquisition date is consistent with our belief that all substantive Ownership Rights were transferred to the Company as of the Acquisition Date. The Company currently manages and operates 36 egg production facilities throughout the country.  Each of those facilities is overseen by a general manger who reports to one of our five Vice-Presidents of Operations.  Prior to the acquisition, Jack Hazen functioned as the Chief Executive Officer of the former Hillandale entities.  Within a few months of our acquisition, Mr. Hazen stepped down from daily operations and Bob Scott, our Regional Vice-President of Operations, assumed control of the Hillandale facilities.  In addition the chief operating manager and certain other members of management of the former Hillandale entities were dismissed within the first year of the acquisition.

Upon our acquisition of Hillandale, we began implementation of all of our production practices which we believe have made us successful and have allowed us to grow to be the largest egg producer in the United States.  We have significantly improved key performance factors at Hillandale, such as feed conversion, that have helped to lower costs and make the Hillandale locations more profitable. We brought in new managers from our existing facilities to beef up the management team. We also have integrated the Hillandale production into our marketing program which has resulted in significant improvement in the average selling prices of product produced at the Hillandale facilities. We have conformed Hillandale’s accounting systems and controls to that of the Company’s other operations.  In summary, we have operated the Hillandale locations as we have all of our wholly-owned facilities.

Your comment letter correctly pointed out that the purchase agreement provides that two of the five members of Hillandale’s board of directors be selected by and represent the minority holder of the Hillandale membership units until such time as the Company has acquired all of Hillandale’s outstanding membership units.  As a practical matter, all operating, financing, accounting and marketing decisions related to Hillandale rested with the Company and the Company’s board of directors.  As such, we do not believe that the requirement in section 2.2 of the purchase agreement for the minority holders to have two members on the Hillandale board of directors or the requirement in Article 7.10 of the Hillandale operating agreement requiring one vote for each unit of membership interest are determinative of substantive Ownership Rights.

Financing of the Acquisition

Another factor that is consistent with our belief that in essence we acquired 100% of the business on the acquisition date is our financing of this transaction.  The Company and Hillandale were co-borrowers on a $28 million term loan secured by the assets of Hillandale for the financing of this transaction.  Prior to returning to profitable operations, the Company also provided working capital to finance Hillandale’s cash flow needs through an intercompany line of credit.  We believe it is important to note that the Company was liable as co-borrower for the $28 million loan and for working capital loans to Hillandale, while the other Hillandale unit holders had no actual or contingent obligations to make payments to Hillandale or to the Company. As such, the Company was proportionately more at risk of loss than the minority holders of the Hillandale membership units.  As stated in your comment letter, Article 9.03 and 13.03 of the Hillandale operating agreement provides for distribution of assets upon liquidation or dissolution based upon the proportionate ownership of membership units.  As indicated above, the Company was proportionately more at risk than the minority holders of membership units due to the Company being a co-borrower on the $28 million term loan and providing an unsecured working capital line to Hillandale.  In addition, with the Company managing and operating Hillandale consistent with all of its other facilities, the Company was committed to fund any working capital needs of Hillandale as it would any of its wholly-owned facilities until they returned to profitability.  The likelihood of any liquidation or dissolution of Hillandale was remote.

In summary, while certain Ownership Rights were retained by the minority holders of Hillandale membership units, we believe the substance of the acquisition as well as the subsequent operations of Hillandale support our belief that all substantive Ownership Rights were transferred to the Company on the Acquisition Date, thus supporting our accounting treatment for financial reporting purposes.

Materiality Analysis

We also reviewed the impact to the Company’s historical consolidated financial statements had the Company accounted for the Hillandale acquisition under the step acquisition method.  Attached as Exhibit I are unaudited pro forma consolidated balance sheets and consolidated statements of income as of and for the periods ended June 3, 2006, June 2, 2007, May 31, 2008 and February 28, 2009 which include adjustments necessary to reflect the Hillandale acquisition under the step acquisition method of accounting.

In fiscal 2006, the egg industry continued to be in a cyclical downturn and the Company reported a near break even net loss.  The pro forma adjustments would change the net loss in fiscal 2006 to a near break even net income, which we believe is immaterial to the consolidated financial statements in fiscal 2006. The pro forma adjustments would change operating income, income before income taxes, net income and net income per share by less than 5% of the respective totals for the periods ended June 2, 2007, May 31, 2008 and February 28, 2009, with the exception of net income and net income per share in fiscal 2008 which would change 7.9% and 7.8%, respectively.  The pro forma adjustments are also less that 5% of total assets and shareholders’ equity as of June 3, 2006, June 2, 2007, May 31, 2008 and February 28, 2009.  Accordingly, we believe the impact of the pro forma adjustments is quantitatively immaterial to all key measures in the consolidated financial statements, with the exception of net income and net income per share for fiscal 2008.

We also considered qualitative factors in assessing the impact of the adjustments that would be necessary had we used the step acquisition method as follows:

•
The pro forma adjustments would not materially change the earnings trend for the periods impacted.  The Company experienced a cyclical upturn in its business in fiscal 2007 and 2008 primarily as the result of a tighter supply and demand balance.  In fiscal 2008, the Company’s operating income, income before income taxes and net income were more than double the amounts reported in any other previously reported annual period in the history of the Company.  Accordingly, while the pro forma adjustments are quantitatively significant to fiscal 2008 net income, we do not believe the pro forma adjustments would have materially impacted the users of the consolidated financial statements due to the significance of earnings for the period in relation to historical earnings.

•	The pro forma adjustments would not impact employee bonuses, debt covenant compliance or other significant contractual requirements for any of the periods presented.
•
The Company does not provide earnings guidance due to the volatility in its earnings.  Also, the Company did not have analyst coverage until fiscal 2009.  Since analyst coverage began in fiscal 2009, the Company’s results have been under the analysts’ earnings estimates.

Based upon the above quantitative and qualitative factors, we do not believe the accounting for the Hillandale acquisition as a step acquisition rather than as a 100% purchase on the Acquisition Date would have a significant impact on the users of the Company’s consolidated financial statements.

Form 10-Q: For the quarterly period ended February 28, 2009

Exhibits

4.
We have reviewed your response to our prior comment number 11.  However, we note that the certifications provided by your Principal Executive Officer and Principal Financial Officer for the quarterly period ended February 28, 2009 are missing a portion of the introductory language that is required to be included in paragraph 4.  In this regard, please confirm that the certifications provided in future filings will fully comply with the requirements of Item 601(b)(31) of Regulation S-K.

Response:  In future filings, the certifications provided by the Principal Executive Officer and Principal Financial Officer will fully comply with the requirements of Item 601(b)(31) of Regulation S-K.

We hereby acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in their filings;

•	Staff comments or changes, if any, to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that our responses satisfactorily address the issues raised in your letter. We would be happy to discuss with you any remaining questions or concerns you may have. Please contact me at (601) 718-4220 should you have any questions or require further information.

Very truly yours,

/s/ Timothy A. Dawson

Timothy A. Dawson
Vice President, Chief Financial Officer, and Treasurer

Exhibit I

Consolidated Balance Sheet
CAL MAINE FOODS, INC
February 28, 2009
(in thousands, except for par value amounts)

	As	Prior	2009	As
ASSETS	Reported	Adjustments (1)	Adjustments (2)	Adjusted
Current assets:
Cash and cash equivalents	$74,350	$-	$-	74,350
Investment securities available-for-sale	7,965			7,965
Trade and other receivables	63,696			63,696
Inventories	98,736			98,736
Prepaid expenses and other current assets	1,156			1,156
Total current assets	245,903	-	-	245,903

Investment securities trading	33,150			33,150
Other investments	16,781			16,781
Goodwill	32,787	(9,257)	(2,260)	21,270
Other assets	8,253			8,253
Property, plant and equipment, net	250,874	(5,221)	2,808	248,461
Total assets	$587,748	$(14,478)	$548	$573,818

LIABILITIES AND STOCKHOLDERS EQUITY
Current liabilities:
Accounts payable and accrued expenses	$60,647	$-	$-	$60,647
Accrued dividends payable	10,281			10,281
Current maturities of purchase obligation	9,100		(9,100)	-
Current maturities of long-term debt	13,745			13,745
Deferred income taxes	20,700			20,700
Total current liabilities	114,473	-	(9,100)	105,373
				-
Long-term debt, less current maturities	119,213			119,213
Non-controlling interests in consolidated entities	1,114			1,114
Non-controlling interests in Hillandale, LLC		(5,033)	11,925	6,892
Other non-current liabilities	4,437			4,437
Deferred income taxes	23,262	1,074	230	24,566
Total liabilities	262,499	(3,959)	3,055	261,595
Stockholders’ equity:
Common stock $0.01 par value per share:	351			351
Class A common stock $0.01 par value per	24			24
Paid-in capital	32,082			32,082
Retained earnings	313,837	(10,519)	(2,507)	300,811
Common stock in treasury	(21,045)			(21,045)
Total stockholders' equity	325,249	(10,519)	(2,507)	312,223
Total liabilities and stockholders' equity	$587,748	$(14,478)	$548	$573,818

(1) Adjustments represent the carryover impact of the May 31, 2008 pro forma adjustments on the February 28, 2009 consolidated balance sheet.

(2) Adjustments above consist of entries needed to eliminate the Hillandale purchase obligation, to record non-controlling interest in Hillandale and the related deferred income tax effects.

Exhibit I
Consolidated Balance Sheet
CAL MAINE FOODS, INC
May 31, 2008
(in thousands, except for par value amounts)

	As	Prior	2008	As
ASSETS	Reported	Adjustments (1)	Adjustments (2)	Adjusted
Current assets:
Cash and cash equivalents	$94,858	$-	$-	$94,858
Trade and other receivables	47,930			47,930
Inventories	76,766			76,766
Prepaid expenses and other current assets	4,711			4,711
Total current assets	224,265			224,265

Investments securities available-for-sale	40,754			40,754
Other investments	13,421			13,421
Goodwill	13,452		(9,257)	4,195
Other	2,851			2,851
Property, plant and equipment, net	206,493	(2,868)	(2,353)	201,272
Total assets	$501,236	$(2,868)	$(11,610)	$486,758

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Trade accounts payable	$35,691	$-	$-	$35,691
Accrued dividends payable	12,186			12,186
Accrued wages and benefits	9,111			9,111
Accrued expenses and other liabilities	10,964			10,964
Current maturities of purchase obligation	10,358		(10,358)	-
Current maturities of long-term debt	11,470			11,470
Deferred income taxes	12,935			12,935
Total current liabilities	102,715		(10,358)	92,357

Long-term debt, less current maturities	85,680			85,680
Non-controlling interests in consolidated entities	1,687			1,687
Non-controlling interests in Hillandale, LLC	-	(4,754)	19,677	14,923
Purchase obligation, less current maturities	9,598		(9,598)	-
Other noncurrent liabilities	4,120			4,120
Deferred income taxes	21,756	363	711	22,830
Total liabilities	225,556	(4,391)	432	221,597

Stockholders’ equity: Common stock, $.01 par value	351			351
Class A common stock, $.01 par value	24			24
Paid-in capital	29,697			29,697
Retained earnings	267,616	1,523	(12,042)	257,097
Common stock in treasury	(21,156)			(21,156)
Accumulated other comprehensive loss	(852)			(852)
Total stockholders' equity	275,680	1,523	(12,042)	265,161
Total liabilities and stockholders' equity	$501,236	$(2,868)	$(11,610)	$486,758

(1) Adjustments represent the carryover impact of the June 2, 2007 pro forma adjustments on the May 31, 2008 consolidated balance sheet.

(2) Adjustments above consist of entries needed to eliminate the Hillandale purchase obligation, to record non-controlling interest in Hillandale and the related deferred income tax effects.

Exhibit I

Consolidated Balance Sheet
CAL MAINE FOODS, INC
June 2, 2007
(in thousands, except for par value amounts)

	As	Prior	2007	As
ASSETS	Reported	Adjustments (1)	Adjustments (2)	Adjusted
Current assets:
Cash and cash equivalents	$15,032	$-	$-	$15,032
Investments	39,500			39,500
Trade receivables, less allowance	38,180			38,180
Inventories	62,208			62,208
Prepaid expenses and other current assets	1,390			1,390
Total current assets	156,310			156,310

Notes receivable and investments	7,898			7,898
Goodwill	4,195			4,195
Other	2,575			2,575
Property, plant and equipment, net	193,590	(10,246)	7,378	190,722
Total assets	$364,568	$(10,246)	$7,378	$361,700

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Trade accounts payable	$27,978	$-	$-	$27,978
Accrued wages and benefits	7,273			7,273
Accrued expenses and other liabilities	9,800			9,800
Current maturities of purchase obligation	5,435		(5,435)	-
Current maturities of long-term debt	13,442			13,442
Deferred income taxes	11,830			11,830
Total current liabilities	75,758		(5,435)	70,323
Long-term debt, less current maturities	99,410			99,410
Non-controlling interests in consolidated entities	1,894			1,894
Non-controlling interests in Hillandale, LLC	-	(13,087)	23,635	10,548
Purchase obligation, less current maturities	9,867		(9,867)	-
Other noncurrent liabilities	2,150			2,150
Deferred income taxes	19,750	265	98	20,113
Total liabilities	208,829	(12,822)	8,431	204,438
Stockholders' equity:
Common stock, $.01 par value	351			351
Class A common stock, $.01 par value	24			24
Paid-in capital	29,043			29,043
Retained earnings	147,667	2,576	(1,053)	149,190
Common stock in treasury	(21,346)			(21,346)
Total stockholders' equity	155,739	2,576	(1,053)	157,262
Total liabilities and stockholders' equity	$364,568	$(10,246)	$7,378	$361,700

(1) Adjustments represent the carryover impact of the June 3, 2006 pro forma adjustments on the June 2, 2007 consolidated balance sheet.

(2) Adjustments above consist of entries needed to eliminate the Hillandale purchase obligation, to record non-controlling interest in Hillandale and the related deferred income tax effects.

Exhibit I

Consolidated Balance Sheet
CAL MAINE FOODS, INC
June 3, 2006
(in thousands, except for par value amounts)

	As		As
	Reported	Adjustments (1)	Adjusted

ASSETS
Current assets:
Cash and cash equivalents	$13,295	$-	$13,295
Investments	25,000		25,000
Trade and other receivables	24,955		24,955
Recoverable federal and state income taxes	1,177		1,177
Inventories	57,843		57,843
Prepaid expenses and other current assets	3,408		3,408
Total current assets	125,678		125,678

Notes receivable and investments	8,316		8,316
Goodwill	4,016		4,016
Other	2,833		2,833
Property, plant and equipment, net	176,275	(10,246)	166,029
Total assets	$317,118	$(10,246)	$306,872

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Trade accounts payable	$24,190	$-	$24,190
Accrued wages and benefits	6,262		6,262
Accrued expenses and other liabilities	4,190		4,190
Current maturities of purchase obligation	6,884	(6,884)	-
Current maturities of long-term debt	11,902		11,902
Deferred income taxes	11,450		11,450
Total current liabilities	64,878	(6,884)	57,994

Long-term debt, less current maturities	92,010		92,010
Non-controlling interests in consolidated entities	919		919
Non-controlling interests in Hillandale, LLC		10,548	10,548
Purchase obligation, less current maturities	16,751	(16,751)	-
Other noncurrent liabilities	3,860		3,860
Deferred income taxes	18,925	265	19,190
Total liabilities	197,343	(12,822)	184,521

Stockholders' equity:
Common stock, $.01 par value	351		351
Class A common stock, $.01 par value	24		24
Paid-in capital	28,700		28,700
Retained earnings	112,183	2,576	114,759
Common stock in treasury	(21,483)		(21,483)
Total stockholders' equity	119,775	2,576	122,351
Total liabilities and stockholder's equity	$317,118	$(10,246)	$306,872

(1) Adjustments above consist of entries needed to eliminate the Hillandale purchase obligation, to record non-controlling interest in Hillandale and the related deferred income tax effects.

Exhibit I

Consolidated Income Statement
CAL MAINE FOODS, INC
Thirty-nine weeks ended February 28, 2009
(in thousands, except per share amounts)

Income Statement	As		As
	Reported	Adjustments (1)	Adjusted
Net sales	$715,211	$-	$715,211
Cost of sales	548,391	(330)	548,061
Gross profit	166,820	330	167,150
Selling, general and administrative	60,515		60,515
Operating income	106,305	330	106,635
Other income (expense):
Interest expense, net	(4,165)	605	(3,560)
Non-controlling interests Hillandale, LLC		(3,212)	(3,212)
Other	3,344		3,344
	(821)	(2,607)	(3,428)
Income before income taxes	105,484	(2,277)	103,207
Income tax expense	36,250	230	36,480
Net income	$69,234	$(2,507)	$66,727

Net income per common share:
Basic	$2.91	$(0.10)	$2.81
Diluted	$2.91	$(0.11)	$2.80
Weighted average shares outstanding:
Basic	23,763		23,763
Diluted	23,807		23,807

(1) Adjustments above consist of entries needed to reverse the non-cash interest expense associated with the purchase  obligation, to record a reduction to depreciation expense for the non-controlling interest holders' carry-over basis in  Hillandale's fixed assets, to record the non-controlling interest in Hillandale's 2009 income, and to record the related tax effects.

Exhibit I

Consolidated Income Statement
CAL MAINE FOODS, INC
Year ended May 31, 2008
(in thousands, except per share amounts)

Income Statement	As		As
	Reported	Adjustments (1)	Adjusted
Net sales	$915,939	$-	$915,939
Cost of sales	617,383	(1,708)	615,675
Gross profit	298,556	1,708	300,264
Selling, general and administrative	74,919		74,919
Operating income	223,637	1,708	225,345

Other income (expense):
Interest expense	(7,712)	942	(6,770)
Interest income	3,618		3,618
Equity in income (loss) of affiliates	6,324		6,324
Non-controlling interests Hillandale, LLC	-	(13,981)	(13,981)
Non-controlling interests - Other	(175)		(175)
Other, net	5,699		5,699
	7,754	(13,039)	(5,285)
Income (loss) before income taxes	231,391	(11,331)	220,060
Income tax expense (benefit)	79,530	711	80,241
Net income (loss)	$151,861	$(12,042)	$139,819

Net income (loss) per share:
Basic	$6.41	$(0.50)	$5.91
Diluted	$6.40	$(0.51)	$5.89
Weighted average shares outstanding:
Basic	23,677		23,677
Diluted	23,733		23,733

(1) Adjustments above consist of entries needed to reverse the non-cash interest expense associated with the purchase obligation, to record a reduction to depreciation expense for the non-controlling interest holders' carry-over basis in Hillandale's fixed assets, to record the non-controlling interest in Hillandale's 2008 income, and to record the related tax effects.

Exhibit I

Consolidated Income Statement
CAL MAINE FOODS, INC
Year ended June 2, 2007
(in thousands, except per share amounts)

Income Statement

	As		As
	Reported	Adjustments (1)	Adjusted
Net sales	$598,128	$-	$598,128
Cost of sales	479,504	(527)	478,977
Gross profit	118,624	527	119,151
Selling, general and administrative	60,394		60,394
Operating income	58,230	527	58,757

Other income (expense):
Interest expense	(6,987)	882	(6,105)
Interest income	1,112		1,112
Equity in income (loss) of affiliates	1,699		1,699
Non-controlling interests Hillandale, LLC	-	(2,364)	(2,364)
Non-controlling interests - Other	286		286
Other, net	1,921		1,921
	(1,969)	(1,482)	(3,451)
Income (loss) before income taxes	56,261	(955)	55,306
Income tax expense (benefit)	19,605	98	19,703
Net income (loss)	$36,656	$(1,053)	$35,603

Net income (loss) per share:
Basic	$1.56	$(0.05)	$1.51
Diluted	$1.55	$(0.04)	$1.51
Weighted average shares outstanding:
Basic	23,526		23,526
Diluted	23,599		23,599

(1) Adjustments above consist of entries needed to reverse the non-cash interest expense associated with the purchase obligation, to record a reduction to depreciation expense for the non-controlling interest holders' carry-over basis in Hillandale's fixed assets, to record the non-controlling interest in Hillandale's 2007 income, and to record the related tax effects.

Exhibit I

Consolidated Income Statement
CAL MAINE FOODS, INC
Year ended June 3, 2006
(in thousands, except per share amounts)

Income Statement	As		As
	Reported	Adjustments (1)	Adjusted
Net sales	$477,555	$-	$477,555
Cost of sales	415,338	(895)	414,443
Gross profit	62,217	895	63,112
Selling, general and administrative	57,702		57,702
Operating income	4,515	895	5,410

Other income (expense):
Interest expense	(7,949)	1,002	(6,947)
Interest income	1,083		1,083
Equity in income (loss) of affiliates	(757)		(757)
Non-controlling interests Hillandale, LLC	-	944	944
Non-controlling interests - Other	165		165
Other, net	1,465		1,465
	(5,993)	1,946	(4,047)
Income (loss) before income taxes	(1,478)	2,841	1,363
Income tax expense (benefit)	(465)	265	(200)
Net income (loss)	$(1,013)	$2,576	$1,563

Net income (loss) per share:
Basic	$(0.04)	$0.11	$0.07
Diluted	$(0.04)	$0.11	$0.07
Weighted average shares outstanding:
Basic	23,496		23,496
Diluted	23,496		23,496

(1) Adjustments above consist of entries needed to reverse the non-cash interest expense associated with the purchase obligation, to record a reduction to depreciation expense for the non-controlling interest holders' carry-over basis in Hillandale's fixed assets, to record the non-controlling interest in Hillandale's 2006 losses, and to record the related tax effects.